

Mail Stop 7010

July 28, 2006

Brian D. Lawson
Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc.
BCE Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

>   **Re: Brookfield Asset Management Inc.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 33-97038**

Dear Mr. Lawson:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, in her absence, me at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief